Exhibit 99.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Stockholders of Dragon Victory International Limited

Results of Review of Interim Financial Information

We have reviewed the condensed balance sheet of Dragon Victory International Limited (the Company) as of September 30, 2017, and the related consolidated statements of income and comprehensive income for the six-month period(s) ended September 30, 2017 and 2016, and consolidated statements of cash flows for the six-month periods then ended, and the related notes (collectively referred to as the interim financial statements). Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the balance sheet of the Company as of March 31, 2017, and the related statements of income, comprehensive income, retained earnings, and cash flows for the year then ended (not presented herein); and in our report and in our report dated June 13, 2017, except for Note 8, as to which the date is July 25, 2017, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of March 31, 2017, is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

Basis for Review Results

These interim financial statements are the responsibility of the Company’s management. We conducted our review in accordance with the standards of the PCAOB. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

San Mateo, California January 16, 2018	WWC, P.C. Certified Public Accountant

F-2

DRAGON VICTORY INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	September 30, 2017	March 31, 2017
	(Unaudited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents	$8,546,582	$3,222,361
Trade accounts receivable, net	1,855,393	673,678
Other receivables and prepayments	308,980	90,413
Related party receivables	40,180	67,145
Short-term investments	1,997,792	—
Total current assets	12,748,927	4,053,597
Non-current assets
Investment	75,105	72,563
Property, plant and equipment, net	18,643	32,824
Intangible assets, net	711	812
Other assets	22,310	52,739
TOTAL ASSETS	12,865,696	4,212,535
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	35,203	63,483
Taxes payable	1,196,753	830,606
Accrued liabilities and other current liabilities	188,954	253,913
Related party payable	64,436	42,960
Total current liabilities	1,485,346	1,190,962
TOTAL LIABILITIES	1,485,346	1,190,962
COMMITMENTS & CONTINGENCIES		—
STOCKHOLDERS’ EQUITY
Ordinary Shares, $0.0001 par value, 500,000,000 shares authorized; 11,421,393 and 10,000,000 shares issued and outstanding as of September 30, 2017 and March 31, 2017, respectively	1,142	1,000
Additional paid-in capital	8,924,380	1,053,607
Statutory reserves	65,331	65,331
Retained earnings/(losses)	2,443,103	2,051,252
Accumulated other comprehensive loss	(53,606)	(149,617)
TOTAL STOCKHOLDER’S EQUITY	11,380,350	3,021,573
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$12,865,696	$4,212,535

See Accompanying Notes to the Financial Statements

F-3

DRAGON VICTORY INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Six Months Ended
	September 30, 2017	September 30, 2016
	(Unaudited)	(Audited)

Revenues	$1,885,736	$1,181,526
Operating expenses
Selling, general and administrative expenses	1,314,943	587,590
Total operating expenses	1,314,943	587,590
Income from operation	570,793	593,936
Other income (expenses):
Other income	—	3,112
Other expenses	(577)	(279)
Interest income	50,692	23
Total other income and expenses	50,115	2 ,856
Income before tax	620,908	596,792
Income tax	(229,057)	(207,196)
Net income	$391,851	$389,596
Other comprehensive income
Foreign currency translation loss	(53,606)	(61,096)
Comprehensive income	$338,245	$328,500
Earnings per share
Basic	$0.039	$0.039
Diluted	$0.039	$0.039
Weighted average shares outstanding
Basic	10,124,275	10,000,000
Diluted	10,124,275	10,000,000

See Accompanying Notes to the Financial Statements

F-4

DRAGON VICTORY INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended
	September 30, 2017	September 30, 2016
	(Unaudited)	(Audited)
Cash flows from operating activities
Net income	$377,726	$389,596
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Depreciation and amortization	18,691	12,664
Changes in assets and liabilities
Increase in accounts receivables	(1,148,224)	(747,300)
(Increase)/Decrease in other receivables and prepayments	(203,156)	81,362
Increase in related party receivables	30,262	558,180
Decrease in other assets	—	10,639
(Decrease)/Increase in accounts payables	(26,588)	26,192
Increase in taxes payable	331,582	277,846
Increase in accrued liabilities and other current liabilities	(59,537)	1 95,744
Net cash (used in)/provided by operating activities	(679,244)	804,923
Cash flows from investing activities
Acquisition of investments	(1,965,362)	—
Increase in related party receivables	(1,424)	(495,264)
Purchase of equipment	(3,483)	—
Increase in rent and utility deposits	31,753	—
Net cash used in investing activities	(1,938,516)	(495,264)
Cash flows from financing activities
Proceeds from issuance of ordinary shares	7,731,271	—
Capital contribution from owners	139,644	—
Repayment of capital lease	—	(8,146)
Increase/(Decrease) in related party payable	20,001	(158,528)
Net cash provided by/(used in) financing activities	7,890,916	(166,674)
Net increase/(decrease) of cash and cash equivalents	5,273,157	1 42,985
Effect of foreign currency translation on cash and cash equivalents	51,064	(5,108)
Cash and cash equivalents – beginning of year	3,222,361	2 ,480
Cash and cash equivalents – end of year	$8,546,582	$140,357
Supplemental cash flow disclosures
Interest received	$49,583	$68,976
Interest paid	$11,477	$—
Income taxes paid	$—	$207,196

See Accompanying Notes to the Financial Statements

F-5

DRAGON VICTORY INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Ordinary Shares $0.0001 Par Value Shares	Amount	Additional Paid-in Capital	Statutory Reserves	Retained Earnings/(Loss)	Other Comprehensive Income	Totals
Balances at April 1, 2015	100,000,000	$10,000	$(9,000)	$—	$(250,240)	$(966)	$(250,206)
Reverse stock split (1-for-10)	(90,000,000)	(9,000)	9,000				—
Capital contributions by owners			1,054,607				1,054,607
Adjustment as recapitalization from VIE			(1,000)				(1,000)
Net income				65,331	587,521		652,852
Cumulative translation adjustment						(2,643)	(2,643)
Balances at March 31, 2016	10,000,000	$1,000	$1,053,607	$65,331	$337,281	$(3,609)	$1,453,610
Net income				—	1,713,971		1,713,971
Cumulative translation adjustment						(146,008)	(146,008)
Balances at March 31, 2017	10,000,000	$1,000	$1,053,607	$65,331	$2,051,252	$(149,617)	$3,021,573
Proceeds from sale of Common Stock	1,421,393	142	7,731,129				7,731,271
Capital contributions by owners			139,644				139,644
Net income					391,851		391,851
Cumulative translation adjustment						96,011	96,011
Balances at September 30, 2017 (Unaudited)	11,421,393	$1,142	$8,924,380	$65,331	$2,443,103	$(53,606)	$11,380,350

See Accompanying Notes to the Financial Statements

F-6

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2017 AND MARCH 31, 2017
FOR THE SIX-MONTH PERIOD ENDED SEPTEMBER 30, 2017 AND 2016
(Stated in US Dollars)

1 — BUSINESS AND ORGANIZATION

Dragon Victory International Limited (“Dragon Victory”) was formed in the Cayman Islands on July 19, 2015. Dragon Victory’s wholly-owned subsidiary, Sweet Lollipop Co., Ltd. (“Sweet Lollipop”) was formed in the British Virgin Islands on May 8, 2014. Long Yun International Holdings Limited (“Long Yun HK”), which is a wholly-owned subsidiary of Sweet Lollipop, was formed in Hong Kong on May 2, 2015. HangZhou Yuyao Network Technology Co., Ltd (“HangZhou WOFE”), our wholly foreign-owned entity, was organized pursuant to PRC laws on May 30, 2016.

HangZhou Longyun Network Technology Co., Ltd (“HangZhou Longyun”, “VIE”) was established on October 9, 2014 in HangZhou, PRC pursuant to PRC laws, which is owned by Mr. Yu Han holding 85% equity ownership interest and Koulin Han holding 15% equity ownership interest.

HangZhou Longyun’s operation includes offering reward-based crowdfunding opportunities in the PRC to entrepreneurs and funding sources primarily through an internet-based platform, offering business incubation services to the ventures utilizing its platform for their projects, and offering to act as a finder to also assist these companies to obtain loans or additional equity financing, and introduce them to potential business partners, find merger candidates or other strategic relationships, or assist with feasibility studies.

On August 19, 2016, HangZhou WOFE and Mr. Yu Han and Ms. Koulin Han, the owners of HangZhou Longyun; entered into a series of agreements known as variable interest agreements (the “VIE Agreements”) pursuant to which HangZhou Longyun became HangZhou WOFE’s contractually controlled affiliate. The purpose and effect of the VIE Agreements is to provide HangZhou Longyun (our indirect wholly-owned subsidiary) with all management control and net profits earned by HangZhou Longyun.

Dragon Victory, Sweet Lollipop, Long Yun HK, HangZhou WOFE, and HangZhou Longyun shall be collectively referred to as the “Company”.

2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Principles of Presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America. This basis of accounting involves the application of accrual accounting and consequently, revenues and gains are recognized when earned, and expenses and losses are recognized when incurred. The Company’s consolidated financial statements are expressed in U.S. dollars.

The unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) applicable to interim financial information and the requirements of Rule 8-03 of Regulation S-X of the Securities and Exchange Commission. Accordingly, they do not include all of the information and disclosure required by accounting principles generally accepted in the United States of America for complete financial statements. Interim results are not necessarily indicative of results for a full year. In the opinion of management, all adjustments considered necessary for a fair presentation of the financial position and the results of operations and cash flows for the interim periods have been included.

These consolidated financial statements should be read in conjunction with the audited financial statements for the year ended March 31, 2017, as not all disclosures required by generally accepted accounting principles for annual financial statements are presented. The interim consolidated financial statements follow the same accounting policies and methods of computations as the audited financial statements for the year ended March 31, 2017.

b)	Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its significant subsidiaries on a consolidated basis. The Company also includes subsidiaries over which a direct or indirect legal or effective control exists and for which the Company is deemed to direct the significant activities and has the obligation to absorb the losses or benefits of the entities. All intercompany accounts, balances and transactions with consolidated entities have been eliminated.

F-7

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2017 AND MARCH 31, 2017
FOR THE SIX-MONTH PERIOD ENDED SEPTEMBER 30, 2017 AND 2016
(Stated in US Dollars)

2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Acquisition of Sweet Lollipop, Long Yun HK by Dragon Victory

The acquisitions were accounted under US GAAP as a business combination under common control with Dragon Victory being the acquirer and Sweet Lollipop and Long Yun HK being the acquirees because all entities were controlled directly or indirectly by the same majority shareholder Mr. Yu Han. The consolidation has been presented at historical costs and on a retroactive basis to reflect the capital structure of Sweet Lollipop and Long Yun HK as a recapitalization.

The business combination transaction of Sweet Lollipop was completed and effective on June 26, 2015 and Sweet Lollipop became a 100% owned subsidiary of Dragon Victory.

The business combination transaction of Long Yun HK was completed and effective on August 10, 2015 and Long Yun HK became a 100% owned subsidiary of Sweet Lollipop.

VIE Agreements between HangZhou WOFE and HangZhou Longyun and its shareholders

The Company evaluates the need to consolidate its VIE in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support.

The transactions contemplated by the VIE agreements were not consummated until August 19, 2016, however, the purpose and design of the VIE Agreements between Hangzhou WOFE and HangZhou Longyun, was to consolidate Hangzhou Longyun under the Company by way of common control. ASC 810-10-25-38F states that a reporting entity’s involvement in the design of a VIE may indicate that the reporting entity had the opportunity and the incentive to establish arrangements that result in the reporting entity being the variable interest holder with the power to direct the activities that most significantly impact the VIE’s economic performance. As both the Company and HangZhou Longyun are commonly control by Mr. Yu Han and Ms. Koulin Han, both immediately before and after the acquisition, this transaction was accounted for as a merger under common control, using merger accounting as if the merger had been consummated at the beginning of the earliest period presented, and no gain or loss was recognized. All the assets and liabilities of HangZhou Longyun are carried using their original basis. Hence, HangZhou Longyun was consolidated under the Company since its inception due to the purpose and design of the establishment of the VIE Agreements.

The purpose of the VIE Agreements is solely to give HangZhou WOFE the exclusive control over HangZhou Longyun’s management and operations. While there is no restriction for HangZhou Longyun, our VIE entity, to pay HangZhou WOFE, our wholly owned subsidiary, there are certain restrictions for HangZhou WOFE to make payments to the holding companies due to certain regulations imposed by the Chinese government on out-going foreign currency wire transfers. Additionally, there could be potential tax implications when moving the cash flows up to the Company. Therefore, the Company intends to retain any earnings within HangZhou Longyun, and the retained cash flows would be utilized in expanding the Company’s business.

The significant terms of the VIE Agreements are summarized below:

Exclusive Business Cooperation Agreement

Pursuant to the Exclusive Business Cooperation Agreement between HangZhou Longyun and HangZhou WOFE, HangZhou WOFE provides HangZhou Longyun with technical support, consulting services and other management services relating to its day-to-day business operations and management, on an exclusive basis, utilizing its advantages in technology, human resources, and information. Additionally, HangZhou Longyun grants an irrevocable and exclusive option to HangZhou WOFE to purchase from HangZhou Longyun, any or all of its assets, to the extent permitted under the PRC laws. HangZhou WOFE shall own all intellectual property rights that are developed during the course of the agreement. For services rendered to HangZhou Longyun by HangZhou WOFE under the Agreement, the service fee HangZhou Longyun is obligated to pay shall be calculated based on the time of services rendered multiplied by the corresponding rate, which is approximately equal to the net income of HangZhou Longyun.

F-8

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2017 AND MARCH 31, 2017
FOR THE SIX-MONTH PERIOD ENDED SEPTEMBER 30, 2017 AND 2016
(Stated in US Dollars)

2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

The Exclusive Business Cooperation Agreement shall remain in effect for ten years until it is terminated by HangZhou WOFE with 30-day prior notice. HangZhou Longyun does not have the right to terminate the agreement u0aterally.

Share Pledge Agreement

Under the Share Pledge Agreement between the shareholders of HangZhou Longyun and HangZhou WOFE, the various shareholders of HangZhou Longyun pledged all of their equity interests in HangZhou Longyun to HangZhou WOFE to guarantee the performance of HangZhou Longyun’s obligations under the Business Cooperation Agreement. Under the terms of the Agreement, in the event that HangZhou Longyun or its shareholders breach their respective contractual obligations under the Exclusive Business Cooperation Agreement, HangZhou WOFE, as pledgee, will be entitled to certain rights, including, but not limited to, the right to collect dividends generated by the pledged equity interests. The shareholders of HangZhou Longyun also agreed that upon occurrence of any event of default, as set forth in the Share Pledge Agreement, HangZhou WOFE is entitled to dispose of the pledged equity interest in accordance with applicable PRC laws. The shareholders of HangZhou Longyun further agree not to dispose of the pledged equity interests or take any actions that would prejudice HangZhou WOFE’s interest.

Exclusive Option Agreement

Under the Exclusive Option Agreement, the shareholders of HangZhou Longyun irrevocably granted HangZhou WOFE (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, all of the equity interests in HangZhou Longyun. The option price is equal to the capital paid in by the HangZhou Longyun shareholders. The agreement remains effective for a term of ten years and may be renewed at HangZhou WOFE’s election.

Power of Attorney

Under the Power of Attorney, the shareholders of HangZhou Longyun authorize HangZhou WOFE to act on their behalf as their exclusive agent and attorney with respect to all rights as shareholders, including but not limited to: (a) attending shareholders’ meetings; (b) exercising all the shareholder’s rights, including voting, that shareholders are entitled to under the laws of China and the Articles of Association, including but not limited to the sale or transfer or pledge or disposition of shares in part or in whole; and (c) designating and appointing on behalf of shareholders the legal representative, the executive director, supervisor, the chief executive officer and other senior management members of HangZhou Longyun.

Under these contractual arrangements with the VIEs, the Company has the power to direct activities of the VIE and can have assets transferred out of the VIE under its control. Therefore, the Company considers that there is no asset in any of the consolidated VIE that can be used only to settle obligations of the VIE, except for registered capital and PRC statutory reserves. As the consolidated VIE is incorporated as limited liability companies under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIE.

The Company’s total assets and liabilities presented in the consolidated financial statements represent substantially all of total assets and liabilities of the VIE because the other entities in the consolidation are non-operating holding entities with nominal assets and liabilities.

F-9

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2017 AND MARCH 31, 2017
FOR THE SIX-MONTH PERIOD ENDED SEPTEMBER 30, 2017 AND 2016
(Stated in US Dollars)

2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

The following financial statement amounts and balances of the VIE, which is established on October 9, 2014, were included in the accompanying consolidated financial statements as of September 30, 2017 and March 31, 2017, and for the six-month periods ended September 30, 2017 and 2016, respectively:

	September 30, 2017	March 31, 2017
Financial Position at:
Current assets	5,470,152	4,202,662
Non-current assets	116,769	158,938
Total assets	5,586,921	4,361,600
Current liabilities	1,410,433	1,087,738
Non-current liabilities	—	—
Total liabilities	1,410,433	1,087,738
Net assets	4,176,488	3,273,862

	For the six months ended September 30, 2017	For the six months ended September 30, 2016
Results of Operations:
Revenues	1,885,736	1,181,526
Operating expenses	1,070,884	448,436
Other income (expenses) net	(50,085)	(2,855)
Earnings before tax	864,937	735,945
Tax expenses (benefits)	229,057	207,196
Net income	635,880	528,749

c)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

d)	Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at the amount billed to a customer, net of the allowance for doubtful accounts, which is an estimate for credit losses based on a review of all outstanding amounts on a regular basis. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer’s financial condition, credit history and current economic conditions. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received.

The Company reviews the collectability of accounts receivable based on an assessment of historic experience, current economic conditions, and other collection indicators. As of September 30, 2017 and March 31, 2017, the Company has recorded an allowance for doubtful accounts for $0 and $0, respectively.

e)	Investments

Cost Method Investments

Direct and or indirect investments in business entities in which the Company does not have a controlling financial interest and has no ability to exercise significant influence over operating and financial policies (generally 0 – 20 percent ownership), are accounted for by the cost method.

F-10

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2017 AND MARCH 31, 2017
FOR THE SIX-MONTH PERIOD ENDED SEPTEMBER 30, 2017 AND 2016
(Stated in US Dollars)

2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Equity Method Investments

Direct and or indirect investments in business entities in which the Company does not have a controlling financial interest, but has the ability to exercise significant influence over operating and financial policies (generally 20 – 50 percent ownership), are accounted for by the equity method.

Held-to-Maturity Investments

The Company had certain held-to-maturity debt instrument as investments. These investments were not impaired, and were recorded at their carrying values which were based on the amortized cost basis approximate their fair market value; accordingly, the Company has not recognized any unrecognized gain or losses in the other comprehensive income. There were no derivative instruments that were used to hedge these investments.

These investments earned interest of $49,583 and $0 for the six-month periods ended September 30, 2017 and 2016, respectively that was recognized to the Company’s results of operations when interest have been earned. These investments were not collateralized with underlying assets by their issuers.

These investments are accounted as short-term investments as they had maturities with one year or less.

f)	Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is charged to operations using the straight-line method over the estimated useful lives of the assets. Property and equipment and its estimated useful lives as follows:

Computer Equipment	1 – 3 years
Office Equipment	4 – 5 years
Motor Vehicle	4 years

Expenditures for maintenance and repairs are charged to operations as incurred. Expenditures for betterments and major renewals are capitalized. The cost of assets sold or retired and the related amounts of accumulated depreciation are eliminated from the accounts in the year of disposal, and any resulting gains or losses are included in operations.

g)	Intangible Assets with Definite Lives

Intangible assets are stated at cost, net of accumulated amortization. Amortization is charged to operations using the straight-line method over the estimated useful lives of the assets. Intangible assets and its estimated useful lives as follows:

Software	5 years

h)	Revenue Recognition

Crowdfunding

The Company generates its revenue from success fees from transactions on the crowdfunding platform. Revenue from these transactions is accounted for at the moment a project is successfully funded.

At the start of a funding campaign, the entrepreneur enters into a contract with the Company pursuant to which he or she agrees to pay the Company a success fee once a successful fund-raising campaign for that entrepreneur closes. Once the funding campaign has closed, the Company’s success fee is either collected from the funds raised prior to transferring the net proceeds of the funding to the entrepreneur or to be collected from the entrepreneur after the net proceeds of the funding are transferred to the entrepreneur.

F-11

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2017 AND MARCH 31, 2017
FOR THE SIX-MONTH PERIOD ENDED SEPTEMBER 30, 2017 AND 2016
(Stated in US Dollars)

2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Upon completion of the funding campaign, services delivered under the contract with the entrepreneur have been completed and the Company recognizes its success fee revenues, net of any discounts given at the time the campaign has been closed successfully. Also, because the success fee percentage is stated in the contract with the entrepreneur prior to the start of the funding campaign, the Company believes that this amount is fixed and, assuming the successful conclusion of the funding campaign, collectible from the entrepreneur. This revenue recognition policy complies with ASC 605-10-S99-1 in that it is based on written agreements with the entrepreneurs, contractual services have been completed, pricing is fixed and determinable based on agreements with the customer and collectability is reasonably assured as the customers of the Company have just received their new funding.

Incubation Service

The Company generates its revenue by providing business and operation advisory services relating to matters related to marketing, sales, and strategic planning, and ancillary services such as coordinating human resources, legal, accounting, operations, assisting with feasibility studies and other types of services at the election of the entrepreneur. The Company provides its incubation services on an ongoing and/or as-needed basis, pursuant to consulting agreements with the entrepreneurs. For ongoing basis services, revenue is recognized on an ongoing basis for the agreed periodic service fee. For as-needed basis, revenue is recognized when the contractual services have been completed.

Finder’s Service Fee

The Company generates its revenue for assisting any business entity in raising funds as well as for introducing business partners, acquisition candidates or other strategic relationships to the business entity, usually from one or more sources with which the Company or personnel have relationships. The Company provides its finder services pursuant to an agreement and revenue is recognized when the contractual services have been completed and the terms and conditions in the agreements have been met.

i)	Fair Value of Financial Instruments

The accounting standard for fair value establishes a framework for measuring fair value and enhances fair value measurement disclosure. Under the provisions of the pronouncement, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is described below:

Level 1:  Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2:  Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3:  Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

The Company’s current financial assets and liabilities approximate fair value due to their short-term nature and include cash accounts. The Company’s borrowings approximate fair value as the rates of interest are similar to what they would receive from other financial institutions.

F-12

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2017 AND MARCH 31, 2017
FOR THE SIX-MONTH PERIOD ENDED SEPTEMBER 30, 2017 AND 2016
(Stated in US Dollars)

2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

At September 30, 2017:

	Carrying amount			Estimated
	Level 1	Level 2	Level 3	fair value
Financial assets
Carried at (amortized) cost:
Cash and cash equivalents	$8,546,582	$—	$—	$8,546,582
Trade accounts receivable	1,855,393	—	—	1,855,393
Short-term investments	—	—	1,997,792	1,997,792
	$10,401,975	$—	$1,992,792	$12,399,767

	Carrying amount			Estimated
	Level 1	Level 2	Level 3	fair value
Financial liabilities
Carried at (amortized) cost:
Capital lease – current portion	$—	$—	$—	$—
	$—	$—	$—	$—

At March 31, 2017:

	Carrying amount			Estimated
	Level 1	Level 2	Level 3	fair value
Financial assets
Carried at (amortized) cost:
Cash and cash equivalents	$3,222,361	$—	$—	$3,222,361
Trade accounts receivable	673,678	—	—	673,678
Short-term investments	—	—	—	—
	$3,896,093	$—	$—	$3,896,093

	Carrying amount			Estimated
	Level 1	Level 2	Level 3	fair value
Financial liabilities
Carried at (amortized) cost:
Capital lease – current portion	$—	$—	$—	$—
	$—	$—	$—	$—

j)	Foreign Currency Translation

The Company uses the United States dollar (“U.S. dollars” or “USD”) for financial reporting purposes and to maintain its books and records. The Company’s subsidiaries maintain their books and records in their functional currency which is in Chinese Renminbi (“RMB”).

In general, for consolidation purposes, the Company translates its assets and liabilities into U.S. dollars using the applicable exchange rates prevailing at the balance sheet date, the statements of operations and cash flows are translated at average exchange rates during the reporting period, and the equity accounts are translated at historical rates. As a result, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet. Adjustments resulting from the translation of the financial statements are recorded as accumulated other comprehensive income or loss.

F-13

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2017 AND MARCH 31, 2017
FOR THE SIX-MONTH PERIOD ENDED SEPTEMBER 30, 2017 AND 2016
(Stated in US Dollars)

2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Exchange rate used for the translation as follows:

	September 30, 2017	March 31, 2017	September 30, 2016
Period/year end RMB:US$ exchange rate	6.6574	6.8905	6.6679
Period/annual average RMB:US$ exchange rate	6.7672	6.7291	6.5984
Period/year end HKD:US$ exchange rate	7.7705	7.7705	7.7547
Period/annual average HKD:US$ exchange rate	7.7588	7.7588	7.7582

k)	Advertising

Advertising costs are expensed as incurred as selling expenses. Advertising expenses were $222 and $0 for the six-month periods ended September 30, 2017 and 2016, respectively.

l)	Income Taxes

Income taxes have been determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. Deferred taxes result from differences between the financial statement and tax bases of the Company’s assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. The assessment of whether or not a valuation allowance is required often requires significant judgment.

m)	Earnings (Loss) Per Common Share

Basic and diluted net loss per share is presented in conformity with ASC Topic 260, Earnings per Share, for all periods presented. In accordance with this guidance, basic and diluted net loss per share was determined by dividing net loss applicable to common stockholders by the weighted-average common shares outstanding during the period. In a period where there is a net loss position, diluted weighted average shares are the same as basic weighted average shares. Shares used in the diluted net loss per common share calculation exclude potentially dilutive share equivalents as the effect would be antidilutive.

n)	Comprehensive Income (Loss)

Comprehensive loss refers to revenues, expenses, gains and losses that under U.S. GAAP are included in comprehensive loss, but are excluded from net loss as these amounts are recorded directly as an adjustment to stockholders’ equity. The Company’s other comprehensive loss is comprised of foreign currency translation adjustments.

o)	Recent Accounting Pronouncements

In January 2017, the FASB issued ASU No. 2017-01, Clarifying the Definition of a Business, which narrows the existing definition of a business and provides a framework for evaluating whether a transaction should be accounted for as an acquisition (or disposal) of assets or a business. The ASU requires an entity to evaluate if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets; if so, the set of transferred assets and activities (collectively, the set) is not a business. To be considered a business, the set would need to include an input and a substantive process that together significantly contribute to the ability to create outputs. The standard also narrows the definition of outputs. The definition of a business affects areas of accounting such as acquisitions, disposals and goodwill. Under the new guidance, fewer acquired sets are expected to be considered businesses. For the Company, this ASU is effective January 1, 2018 on a prospective basis with early adoption permitted. the Company would apply this guidance to applicable transactions after the adoption date.

F-14

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2017 AND MARCH 31, 2017
FOR THE SIX-MONTH PERIOD ENDED SEPTEMBER 30, 2017 AND 2016
(Stated in US Dollars)

2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

In January 2017, the FASB issued ASU No. 2017-04, Simplifying the Test for Goodwill Impairment. Under the new standard, goodwill impairment would be measured as the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying value of goodwill. This ASU eliminates existing guidance that requires an entity to determine goodwill impairment by calculating the implied fair value of goodwill by hypothetically assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. For the Company, this ASU is effective prospectively to impairment tests beginning January 1, 2020, with early adoption permitted at the time of any interim impairment test that may be performed prior to that date. the Company currently plans to apply this ASU in the fourth quarter of 2017 in conjunction with its annual goodwill impairment testing.

In February 2016, the FASB issued ASU No. 2016-02, Leases, requiring lessee’s to recognize assets and liabilities for leases with lease terms of more than 12 months in the balance sheet. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new guidance is effective for fiscal years and for interim periods within those fiscal years, beginning after December 15, 2018. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is currently evaluating the impact of the adoption on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-08, “Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)”. The amendments in this ASU are intended to improve the operability and understandability of the implementation guidance on principal versus agent considerations by amending certain existing illustrative examples and adding additional illustrative examples to assist in the application of the guidance. The effective date and transition of these amendments is the same as the effective date and transition of ASU 20140-9, “Revenue from Contracts with Customers (Topic 606)”. Public entities should apply the amendments in ASU 2014-09 for annual reporting periods beginning after December 15, 2017, including interim reporting periods therein. The Company is currently in the process of evaluating the impact of the adoption on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, “Compensation — Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting”. The amendments are effective for public companies for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Several aspects of the accounting for share-based payment award transactions are simplified, including: (a) income tax consequences; (b) classification of awards as either equity or liabilities; and (c) classification on the statement of cash flows. The Company is currently in the process of evaluating the impact of the adoption on its financial statements.

In April 2016, the FASB issued ASU 2016-10, “Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing”. The amendments add further guidance on identifying performance obligations and also to improve the operability and understandability of the licensing implementation guidance. The amendments do not change the core principle of the guidance in Topic 606. The effective date and transition requirements for the amendments are the same as the effective date and transition requirements in Topic 606. The Company is currently in the process of evaluating the impact of the adoption on its financial statements.

In May 2016, the FASB issued ASU 2016-12, “Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients”. The amendments, among other things: (1) clarify the objective of the collectability criterion for applying paragraph 606-10-25-7; (2) permit an entity to exclude amounts collected from customers for all sales (and other similar) taxes from the transaction price; (3) specify that the measurement date for noncash consideration is contract inception; (4) provide a practical expedient that permits an entity to reflect the aggregate effect of all modifications that occur before the beginning of the earliest period presented when identifying the satisfied and unsatisfied performance obligations, determining the transaction price, and allocating the transaction price to the satisfied and unsatisfied performance obligations; (5) clarify that a completed contract for purposes of transition is a contract for which all (or substantially all) of the revenue was recognized under legacy GAAP before the date of initial application, and (6) clarify that an entity that retrospectively applies the guidance in Topic 606 to each prior reporting period is not required to disclose the effect of the accounting change for the period of adoption. The effective date of these amendments is at the same date that Topic 606 is effective. The Company is currently in the process of evaluating the impact of the adoption on its consolidated financial statements.

F-15

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2017 AND MARCH 31, 2017
FOR THE SIX-MONTH PERIOD ENDED SEPTEMBER 30, 2017 AND 2016
(Stated in US Dollars)

2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

In June 2016, the FASB issued Accounting Standards Update No. 2016-13 (ASU 2016-13) “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses.

ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2019. The Company is currently in the process of evaluating the impact of the adoption on its consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Classification of Certain Cash Receipts and Cash Payments, which is intended to reduce diversity in practice in how certain cash receipts and payments are presented and classified in the statement of cash flows. The standard provides guidance in a number of situations including, among others, settlement of zero-coupon bonds, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, and distributions received from equity method investees. The ASU also provides guidance for classifying cash receipts and payments that have aspects of more than one class of cash flows. The Company is currently in the process of evaluating the impact of the adoption on its consolidated financial statements.

3 — OTHER RECEIVABLES AND PREPAYMENTS

Other receivables and prepayments consist of the following:

	September 30, 2017	March 31, 2017
Advances to employees	$7,027	$6,604
Advances to service providers	4,994	61,779
Deposits for leases due within one operating period	53,697	22,030
Prepayments	192,860	—
Interest Receivables	50,402	—
Total	$308,980	$90,413

4 — PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	September 30, 2017	March 31, 2017
Computers and equipment	$55,568	$50,267
Motor vehicle (Leased asset)	26,360	25,468
Less – Accumulated depreciation	(63,285)	(42,911)
Total, net	$18,643	$32,824

For the six-month periods ended September 30, 2017 and 2016, depreciation expense was $18,564 and $12,533, respectively.

5 — INTANGIBLE ASSET

Intangible asset consists of the following:

	September 30, 2017	March 31, 2017
Software	$1,295	$1,251
Less – Accumulated amortization	(584)	(439)
Total, net	$711	$812

For the six-month periods ended September 30, 2017 and 2016, amortization expense was $127 and $131, respectively. The weighted average remaining useful life of the asset is approximately 51 months.

F-16

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2017 AND MARCH 31, 2017
FOR THE SIX-MONTH PERIOD ENDED SEPTEMBER 30, 2017 AND 2016
(Stated in US Dollars)

6 — SHORT-TERM INVESTMENTS

The amortized cost and fair value of investment securities held-to-maturity as follows:

	Investment Securities Held-to-Maturity			Estimated
	Amortized Cost	Unrealized Gains	Unrealized Losses	fair value
At September 30, 2017
Corporate debt securities	$1,997,792	$—	$—	$1,997,792
Other debt securities	—	—	—	—
	$1,997,792	$—	$—	$1,997,792
At March 31, 2017
Corporate debt securities	$—	$—	$—	$—
Other debt securities	—	—	—	—
	$—	$—	$—	$—

The Company’s investment securities held-to-maturity approximate fair value due to their short-term nature with maturity range from thirty days to a year.

The amortized cost and fair value of investment securities, by maturity, for held-to-maturity investment securities as follows:

	September 30, 2017	March 31, 2017
Due in one year or less	$1,997,792	$—
Due after one year through five years	—	—
Due after five years through ten years	—	—
Due after ten years	—	—
Total	$1,997,792	$—

The maturities of the investments are based on final contractual maturity date.

The Company continually performs assessments to determine whether unrealized losses in its investment securities portfolio are temporary or other-than-temporary by carefully considering all reasonably available information. The Company considers factors such as financial statements, credit ratings, news releases and other pertinent information of the underlying issuer or company to make its determination. If the decline in fair value is deemed to be other than temporary, the carrying value of the investment is written down to fair value and the amount of write-down is included as a realized loss in earnings.

The Company evaluate the investments in accordance to ASC 320-10-35. Impairment charges in connection with the investments were $0 and $0 for the six-months period ended September 30, 2017 and 2016, respectively.

At September 30, 2017, the Company did not have the intent to sell any of its impaired investment securities and believed that it was more-likely-than-not that the Company will not have to sell any such investment securities before a full recovery of amortized cost. Accordingly, at September 30, 2017, the Company believed the impairments in its investment securities portfolio were temporary in nature. However, there is no assurance that impairments may not occur in the future.

The Company received all the held-to-maturity investments principal and interest income subsequently.

7 — INVESTMENTS IN ENTITIES AND ITS VALUATIONS

JiaXing YiTou ShangMa Investments Limited Partnership Company

On December 2014, the Company acquired 10% ownership interest in JiaXing YiTou ShangMa Investments Limited Partnership Company (“JiaXing YiTou”). JiaXing YiTou invests in industrial companies and investment management. It is located in Jiaxing City, Zhejiang Province, PRC. The cash consideration of $15,509 (RMB 100,000) was paid in as equity capital. Such investment is accounted for under the cost method. The Company recognized an investment income of $0 and $0 as other income for the six-months period ended September 30, 2017 and 2016, respectively. The Company recognized an impairment loss on investment in the amount of $0 and $0 for the six-months period ended March 31, 2017 and 2016.

F-17

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2017 AND MARCH 31, 2017
FOR THE SIX-MONTH PERIOD ENDED SEPTEMBER 30, 2017 AND 2016
(Stated in US Dollars)

7 — INVESTMENTS IN ENTITIES AND ITS VALUATIONS  – (continued)

HangZhou ReWan Network Technology Ltd Co.

On May 2015, the Company agreed to contribute registered capital representing an ownership interest of 51% in HangZhou ReWan Network Technology. (“HangZhou ReWan”). HangZhou ReWan was licensed to develop TV animation, game, mobile applications, and hardware. It was located in HangZhou City, Zhejiang Province, PRC. The cash consideration of $87,056 (RMB 510,000) was to be paid in as equity capital. As of March 31, 2016, the Company had contributed $7,387 (RMB 46,670) which were spent on operational expenses, while the remaining 49%, the owner failed to make any capital contribution. During the year ended March 31, 2016, the shareholders of HangZhou ReWan decided to cease its operation and the Company recognized an impairment loss on investment in the amount of $7,387 for the year ended March 31, 2016 which reduced the investment to $0. Such investment is accounted for under the cost method for the year ended March 31, 2016 and as of March 31, 2016 because the investment was not properly funded and executed by all parties. HangZhou Rewan’s dissolution became effective on July 20, 2016.

Investments Valuation

The Company continually reviews its investments in equity investees to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors the Company considers in its determination are the length of time that the fair value of the investment is below the Company’s carrying value; the financial condition, operating performance and the prospects of the equity investee; and other company specific information such as industry data, general economic conditions, cash flows forecasts or any recent financing rounds. If the decline in fair value is deemed to be other than temporary, the carrying value of the equity investee is written down to fair value.

The Company evaluates its cost method investments in accordance to ASC 325-20-35. Impairment charges in connection with its cost method investments were $0 and $0 for the six-months period ended September 30, 2017 and 2016, respectively.

The carrying amount of the investments consist of the following:

	September 30, 2017	March 31, 2017
JiaXing YiTou ShangMa Investments Limited Partnership Company	$75,105	$72,563
Total, net	$75,105	$72,563

8 — RELATED PARTY TRANSACTIONS

Related parties’ relationships as follows:

Name	Relationship
Mr. JianJun Sun	CEO of the Company.
Mr. Yu Han	Majority shareholder of the Company.
HangZhou TianQi Network Technology Co. Ltd.	Mr. Yu Han, Majority shareholder of the Company owns 27%.
Mr. Xu Liao	CMO of the Company.
Mr. Qiang Yuan	CTO of the Company
JiaXing YiTou ShangMa Investment LP	The Company owns 10% of the entity.

F-18

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2017 AND MARCH 31, 2017
FOR THE SIX-MONTH PERIOD ENDED SEPTEMBER 30, 2017 AND 2016
(Stated in US Dollars)

8 — RELATED PARTY TRANSACTIONS  – (continued)

Other related parties’ receivables consist of the following:

	September 30, 2017	March 31, 2017
Mr. Yu Han	$40,180	$37,425
Mr. Qiang Yuan	—	23,190
Mr. Xu Liao	—	6,530
Total	$40,180	$67,145

The outstanding receivables from Mr. Yu Han, Mr. Qiang Yuan, Mr. Xu Liao consist of working capital advances and borrowings or cash advances for travel expenses. These amounts are due on demand and non-interest bearing. On October 9, 2016, Mr. Yu Han repaid $1,334,064 (RMB 8,917,562) to the Company.

Other related parties’ payables consist of the following:

	September 30, 2017	March 31, 2017
Mr. JianJun Sun	$19,971	$—
HangZhou TianQi Network Technology Co. Ltd.	44,465	42,960
Total	$64,436	$42,960

Outstanding payables to Mr. Yu Han consist of working capital advances and borrowings. These amounts are due on demand and non-interest bearing.

Outstanding payables to Mr. JianJun Sun consist of working capital advances and borrowings. These amounts are due on demand and non-interest bearing.

Outstanding payable to HangZhou TianQi Network Technology Co. Ltd., consist of rent owed which are non-interest bearing and due on demand.

9 — CAPITAL & EQUITY

Ordinary Shares

The Company is authorized to issue of 500,000,000 ordinary shares, at $0.0001 par value. Since inception, the Company has issued 10,000,000 shares of ordinary shares for proceeds of $1,000.

During the year ended March 31, 2016, the Company’s shareholders have contributed capital of $1,053,607 (RMB 6,800,000) in the Company’s subsidiary — HangZhou LongYun.

On July 25, 2017, the Company’s shareholders and Board of Directors authorized a 1-for-10 reverse stock split of the Company’s outstanding Ordinary Shares (the “Reverse Stock Split”). The Reverse Stock Split was effectuated on July 25, 2017. References to shares in the consolidated financial statements and the accompanying notes, including, but not limited to, the number of shares and per share amounts, have been adjusted to reflect the Reverse Stock Split on a retroactive basis.

On August 2017, the Company’s shareholder has contributed capital of $139,644 (RMB 945,000) in the Company’s subsidiary — HangZhou LongYun.

On September 15, 2017, the Company issued 1,421,394 ordinary shares at $6.00 per share for net proceeds of $7,731,271($8,528,363 in gross proceeds less underwriter discounts, commissions and offering expenses of $797,092) during an initial public offering ("IPO") of the Company’s ordinary shares and concurrent listing on NASDAQ Capital Market stock exchange.

F-19

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2017 AND MARCH 31, 2017
FOR THE SIX-MONTH PERIOD ENDED SEPTEMBER 30, 2017 AND 2016
(Stated in US Dollars)

10 — STATEMENT OF OPERATIONS — DETAILS

	For the Six-Months period ended September 30,
	2017	2016
Revenues
Crowdfunding	$505,605	$77,205
Incubation Service	1,380,131	1,104,321
Finder’s Fee Service
Total	$1,885,736	$1,181,526
Operating expenses
Legal & Professional Fees	$308,251	$368,094
Wages & Salaries	536,303	120,343
Travel Expenses	142,429	18,112
Depreciation & Amortization	18,691	12,664
IT & Data Services	112,705	16,028
Rent Expense	113,484	—
Office Expense	5,537	—
Business Taxes and Surcharges	9,263	8,290
Meals & Entertainment	29,925	—
Advertising	222	—
Other	38,133	44,059
Total	$1,314,943	$587,590

11 — CONCENTRATION, GEOGRAPHIC&SEGMENT REPORTING

The Company operates in one segment and in China.

For the six-months period ended September 30, 2017, the Company has generated revenues from three customers representing 13.3%, 11.1%, and 11.1% of total revenues; with each these customers representing 13.0%, 11.1%, and 11.1% of total accounts receivable at September 30, 2017, respectively. In addition to the three customers above, the Company has two other customers representing 10.2% and 13.8% of total accounts receivable at September 30, 2017, respectively. For the six-months period ended September 30, 2016, the Company has generated revenues from five customers representing 22.7%, 21.8%, 19.1%, 14.5% and 11.5% of total revenues; with each these customers representing 30.0%, 27.0%, 24.0%, and 13.1% of total accounts receivable at September 30, 2016, respectively.

12 — INCOME TAXES

The Company formed in Cayman Islands is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is imposed.

The Company subsidiary formed in British Virgin Island is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is imposed.

The Company’s subsidiary formed in Hong Kong is subject to the profits tax rate at 16.5% for income generated and operation in the country.

The Company’s subsidiaries incorporated in the PRC are subject to profits tax rate at 25% for income generated and operation in the country.

The full realization of the tax benefit associated with the carry forward depends predominantly upon the Company’s ability to generate taxable income during the carry forward period.

The Company’s subsidiaries incorporated in the PRC has unused net operating losses (“NOLs”) available for carry forward to future years for PRC income tax reporting purposes up to five years. The Company recorded a deferred tax asset in the amount of $0 and $0 at September 30, 2017 and March 31, 2017, respectively.

F-20

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2017 AND MARCH 31, 2017
FOR THE SIX-MONTH PERIOD ENDED SEPTEMBER 30, 2017 AND 2016
(Stated in US Dollars)

12 — INCOME TAXES – (continued)

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain.

Based on the assessment, the Company has established a deferred tax asset relating to NOLs at March 31, 2017 due to the Company’s performance in the upcoming years. However, the Company established a full valuation allowance against all of the deferred tax asset relating to NOLs because the benefit from utilization of NOL carry forwards could be subject to limitations as material structural changes resulted from the Company going public through VIE arrangement on August 19, 2016.

The following table reconciles the statutory rates to the Company’s effective tax rate:

	For the Six-Month periods ended September 30,
	2017	2016
Statutory rates in the Cayman Islands	0.0%	0.0%
Income tax rate in the PRC	25.0	25.0
Foreign earned income not subject to taxes in the Cayman Island	-0.0	-0.0
Additional accruals in the PRC	11.9	9.7
Effect of valuation allowance	0.0	8.2
Effective income tax rate	36.9%	34.7%

	For the Six-Month Periods ended September 30,
Description	2017	2016
Income (loss) before taxes
Cayman	$(199,702)	(88,558)
BVI	—	(45,652)
Hong Kong	(44,328)	(4,925)
PRC	846,938	735,927
Total income (loss) before taxes	$620,908	$596,792
Provision for taxes (benefits):
Current
Cayman Islands	—	—
BVI	—	—
Hong Kong	—	—
PRC	229,057	207,196
Total Provision for taxes (benefits)	229,057	207,196
Deferred tax asset:
Cayman Islands	—	—
BVI	—	—
Hong Kong	—	—
PRC	174,793	174,593
Valuation allowance	(174,593)	(174,593)
Currency Effect	—	—
Deferred tax asset, net	—	—
Total provision for taxes	229,057	207,196
Effective tax rate	36.9%	34.7%

F-21

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2017 AND MARCH 31, 2017
FOR THE SIX-MONTH PERIOD ENDED SEPTEMBER 30, 2017 AND 2016
(Stated in US Dollars)

13 — RESTRICTED NET ASSETS AND STATUTORY RESERVES

PRC laws and regulations permit payments of dividends by the Company’s subsidiaries and VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries and VIEs incorporated in the PRC are required to annually appropriate 10% of their net income to the statutory reserve prior to payment of any dividends, unless such reserve have reached 50% of their respective registered capital. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each subsidiary and VIE. As a result of the restrictions described above and elsewhere under PRC laws and regulations, the Company’s subsidiaries and VIEs incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company in the form of dividends. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, funding of future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above or disclosed elsewhere, there is no other restriction on the use of proceeds generated by the Company’s subsidiaries and VIEs to satisfy any obligations of the Company.

14 — COMMITMENTS & CONTINGENCIES

Operating lease commitments for office facility

The Company has leased office premises under various operating lease agreements. These leases have varying terms and renewal rights. The future aggregate minimum lease payments under operating leases are as follows:

Periods, For the period ending March 31,	Amount
2018	$101,779
2019	208,925
2020	—
2021	—
Thereafter	—
Total	$310,704

For the six-months period ended September 30, 2017 and 2016, the Company incurred rental expenses under operating leases of $113,484 and $nil, respectively.

On February 2017, the Company has cancelled certain lease agreements prior to the end of the lease terms. The Company’s rent was waived by the unaffiliated third-party landlord of the property as the Company satisfied certain annual obligations according to the terms and conditions of the lease agreement. As of September 30, 2017, as a result of the cancellation of these lease agreements, the Company accrued rent expenses and penalties totaling$111,885 (RMB 770,950).

On January 2017, the Company entered into lease agreement for office space in Hong Kong for a duration of two years.

On February 2017, the Company entered into lease agreements for office space in Hangzhou, China for a duration of two years.

Capital leases commitments

The Company has leased motor vehicle under non-cancellable capital lease agreements which expired on January 2017.

For the six-month periods ended September 30, 2017 and 2016, the Company incurred interest expenses under capital leases of $0 and $0, respectively.

Risk, Uncertainties, and Contingencies

The Company has cash balances held at financial institutions located in China, PRC which are not federally insured deposit protection. Accordingly, the Company has a concentration of credit risk related to these uninsured bank deposits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk in this area.

F-22

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2017 AND MARCH 31, 2017
FOR THE SIX-MONTH PERIOD ENDED SEPTEMBER 30, 2017 AND 2016
(Stated in US Dollars)

14 — COMMITMENTS & CONTINGENCIES  – (continued)

Customer accounts typically are collected within a short period of time, and based on its assessment of current conditions and its experience collecting such receivables, management believes it has no significant risk related to its concentration within its accounts receivable.

The Company has limited operating history while the Company is dependent upon certain related parties to provide continued funding and capital resources. If continued funding and capital resources are unavailable at reasonable terms, the Company may not be able to implement its plan of operations. The Company has significant outstanding receivables from related parties. If the related party balances were not repaid in a timely manner it may have negative effect on the Company’s operation. On October 9, 2016, Mr. Yu Han repaid $1,334,064 (RMB 8,917,562) to the Company.

The Company is incorporated in the Cayman Islands and considered as a foreign entity under PRC laws. Due to the restrictions on foreign investment and ownership on the business related to Internet content provision, telecom value-added services, financial services and others, the Company conducts its business through various contractual arrangements with its VIE that are generally owned and controlled by certain management members or founders of the Company. The VIE holds the licenses and approvals that are essential for their business operations in the PRC and the Company has entered into various agreements with the VIE and their equity holders such that the Company has the right to benefit from their licenses and approvals and generally has control of the VIE. In the Company’s opinion, the current ownership structure and the contractual arrangements with the VIE and their equity holders as well as the operations of the VIE are in substantial compliance with all existing PRC laws, rules and regulations. However, there may be changes and other developments in PRC laws, rules and regulations. Accordingly, the Company gives no assurance that PRC government authorities will not take a view in the future that is contrary to the opinion of the Company. If the current ownership structure of the Company and its contractual arrangements with the VIE and their equity holders were found to be in violation of any existing or future PRC laws or regulations, the Company’s ability to conduct its business could be impacted and the Company may be required to restructure its ownership structure and operations in the PRC to comply with the changes in the PRC laws which may result in deconsolidation of the VIE.

The PRC market in which the Company operates poses certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability of the Company to operate or invest in online and mobile commerce or other Internet related businesses, representing the principal services provided by the Company, in the PRC. The information and technology industries are highly regulated. Restrictions are currently in place or are unclear regarding what specific segments of these industries foreign owned enterprises, like the Company, may operate. If new or more extensive restrictions were imposed on the segments in which the Company is permitted to operate, the Company could be required to sell or cease to operate or invest in some or all of its current businesses in the PRC.

The Company’s sales, purchase and expense transactions are generally denominated in RMB and a significant portion of the Company’s assets and liabilities are denominated in RMB. The RMB is not freely convertible into foreign currencies. In the PRC, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by the Company in the PRC must be processed through the PBOC or other PRC foreign exchange regulatory bodies and require certain supporting documentation in order to affect the remittance. If such foreign exchange control system prevents the Company from obtaining sufficient foreign currencies to satisfy its currency demands, the Company may not be able to pay dividends in foreign currencies and the Company’s ability to fund its business activities that are conducted in foreign currencies could be adversely affected.

The securities financing industry is heavily regulated by the PRC government. Various regulatory authorities of the PRC central government, such as the China Securities Regulatory Commission (the “CSRC”), State Administration for Industry and Commerce (the “SAIC”), the China Banking Regulatory Commission (the “CBRC”), the State Administration of Foreign Exchange (the “SAFE”), the State Administration of Taxation (the “SAT”), and the Supreme People’s Court (the “SPC”) have the authority to issue and implement regulations governing various aspects of the securities offerings. Currently, there are no regulations or rules specifically governing crowdfunding offerings in the PRC. Although on December 2014, a set of proposed private equity-based crowdfunding rules were promulgated by the Securities Association of China, an industry self-regulatory association, they are not yet finalized or adopted. Our crowdfunding platform currently only provides reward-based crowdfunding in the PRC market, and do not provide equity-based or debt-based crowdfunding in the PRC market. As such, the Company believes that it is not subject to the PRC proposed rules regarding equity-based crowdfunding.

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DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2017 AND MARCH 31, 2017
FOR THE SIX-MONTH PERIOD ENDED SEPTEMBER 30, 2017 AND 2016
(Stated in US Dollars)

14 — COMMITMENTS & CONTINGENCIES  – (continued)

The Company has acted on behalf of one of its client as part of an agent agreement to enter into various third-party suppliers’ and customers’ agreements. If any dispute is to be arose and unresolved between the client, third party suppliers, third-party customers, and the Company, the Company may be subject to potential obligation or held responsible for certain actions.

The Company has engaged third-party agents to collect and disburse certain cash which are held by the third-party agent as an escrow without insurance. Accordingly, the Company has a credit risk related to these uninsured deposits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk in this area. If any dispute is to be arose and unresolved between the escrow agent, third-party suppliers, third-party customers, and the Company, the Company may be subject to potential obligation or held responsible for certain losses.

Fines and penalties by Housing Authority

According to the relevant PRC regulations on housing provident funds, PRC enterprises are required to contribute housing provident funds for their employees. The monthly contributions for HangZhou City is at 12% of each employee’s average monthly income in the previous year. The Company has not contributed such funds for its employees since its establishment and the accumulated unpaid amount is approximately $32,487 (RMB 216,280) as of March 31, 2017.

Under local regulations on collection of housing provident funds in Hangzhou City where the Company’s subsidiary, HangZhou LongYun, is located, the local housing authority may require the Company to rectify its non-compliance by setting up bank accounts and making payment and relevant filings for the unpaid housing funds for its employees within a specified time period. If the Company fails to do so within the specified time period, the local housing authority may impose a monetary fine of RMB 10,000 up to RMB 50,000 and may also submit to the local people’s court for enforcement. The Company’s employees may also be entitled to claim payment of such funds individually. The Company has received signed waivers from its employees to relinquish the withholding of the housing provident funds from their salary and agreed not to hold the Company responsible.

If the Company receives any notice from the local housing authority or any claim from our current and former employees regarding the Company’s non-compliance with the regulations, the Company will be required respond to the notice and pay all amounts due to the government, including any administrative penalties imposed, which would require the Company to divert its financial resources and/or impact its cash reserves, if any, to make such payments. Additionally, any administrative costs in excess of the payments, if material, may impact the Company’s operating results. To date, the Company has not received any notice from the local housing authority or any claim from our current and former employees.

Starting from April 2017, the Company started remitting the requisite housing provident fund payments for its employees based upon their monthly salaries. As such, the Company believes it will be in full compliance with all applicable PRC housing provident fund regulations.

15 — SUBSEQUENT EVENTS

The Company evaluates subsequent events that have occurred after the balance sheet date but before the financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence with respect to conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence with respect to conditions that did not exist at the date of the balance sheet but arose subsequent to that date.

On November 3, 2017, the Company and Mr. Jiawei Cao entered into a Strategic Cooperation Agreement to form a joint venture in China, namely, Hangzhou Dacheng Automotive Technology Service Co., Ltd to upgrade the Company’s current platform to set-up a business ecosystem enabling customers of internet auto-insurance to take full advantage of the full range of off-line services provided by auto service providers. The Company and Mr. Cao will own 60% and 40% of the RMB 16.66 million equity interest in the joint venture, respectively

On October 20, 2017, the Company commenced trading on The NASDAQ Capital Market under the ticker symbol “LYL”

On October 23, 2017, Mr. Jianjun Sun, was appointed and approved by the Board to assume the role of Chief Executive Officer, a director and chairman of the Board, as well as member of the compensation committee by replacing Mr. Yu Han.

On December 12, 2017, the Company appointed two new directors to fill the vacancies left by two directors whom resigned from their positions as directors.

F-24